

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... **March** .... ,2002

....SCANIA AB...................................

.......................S-151 87 SÖDERTÄLJE, SWEDEN........................

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F......**X**...... Form 40-F............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............. No...**X**.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

...................**SCANIA AB**....................
(Registrant)

April 4, 2002

By..
Kaj Lindgren
Group Vice President,
Corporate Development

N02014EN / Bo Östlund

18 March 2002

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81 trucks to Australia:

Department of Defence new Scania customer

Scania Australia Pty Ltd, Scania's wholly-owned subsidiary in Australia, has signed its first contract with the Australian Department of Defence which has placed an order for 81 Scania all-wheel drive vehicles.

The order is for four types of vehicles, all powered by Scania's proven 11-litre diesel engine and all equipped with all-wheel drive. The total number is comprised of 67 platform trucks, 8 crane trucks, 2 tippers and 4 tankers.

Deliveries will be made successively this year.

Commenting on the deal, Kaj Färm, MD of Scania Australia since the beginning of the year, notes that the order represents a breakthrough for Scania Australia, although Scania already has a tradition of supplying robust vehicles to defence authorities.

Apart from the fact that the vehicles comply with high military standards of performance and durability, one of Scania's strongest selling points is that it does not produce purpose-built military vehicles. The vehicles which Scania has modified for military purposes and supplied for decades to several European defence authorities are based entirely on the company's commercial product range.

This means that maintenance costs can be held at a particularly low level, and that parts and service are available through Scania's commercial service network.

For further information, please contact Bo Östlund, tel. +46-70-543 81 42.

N02015EN / Cecilia Edström
25 March 2002

Press conference 12:00 CET

Scania and Hino sign co-operation agreement

Scania and Japanese commercial vehicle manufacturer Hino Motors Ltd (Hino) today entered a strategic co-operation agreement. The aim of this agreement is to establish a long-term business alliance in order to increase the market potential for both companies.

Both Hino and Scania are leading in their market segments and complementary from a product and geographical point of view. As a result of the business alliance, both companies will gradually increase revenue and profit, enhance the competitiveness of their products and reduce costs. Another benefit is increased leverage from combined know-how in emission control, with the purpose of further reducing the environmental impact of diesel engines.

A number of co-operation areas have been identified, and feasibility studies initiated. Scania and Hino will now focus on developing the alliance and making priorities. One of the first steps is a pilot introduction of Scania tractor units, which will be marketed by Hino on the Japanese market. A joint evaluation will also commence of the potential use of Hino 7/8-litre engine in some Scania vehicles.

If required, the co-operation agreement will be subject to approval by relevant authorities in Japan and Europe. The alliance is not based on any cross ownership between Hino and Scania.

Press conference with Scania's President and CEO Leif Östling and Kazuhiko Chiba, Senior Managing Director, Hino at 12:00 CET in the Marcus Wallenberg Hall, Scania, Södertälje, Sweden. Bus departure from the City terminal in Stockholm at 11:00 CET.

Simultaneously with this release, a press conference is held in Tokyo with Hino's President, Mr Tadaaki Jagawa and Mr Kaj Lindgren, Group Vice President, Scania.

For further information, please contact Magnus Hahn, Senior Vice President, Business Communications, tel. +46 8 55383510.

Hino is a leading Japanese manufacturer of diesel trucks and buses. For 29 consecutive years, Hino has held the top position in the Japanese market for medium- and heavy-duty trucks. In 2001, 53,000 trucks and buses were sold worldwide. Net sales in the fiscal year ended March 2001 amounted to JPY 704,000 m. (EUR 6,060 m.). In the same year, Hino employed 22,600 employees and an operating income of JPY 5,650 m. (EUR 49 m.). More information about Hino can be found at www.hino.co.jp.

Scania is one of the world's leading manufacturers of trucks and buses for heavy transport applications, and of industrial and marine engines. With 28,300 employees and production facilities in Europe and Latin America, Scania is one of the most profitable companies in its sector. In 2001, turnover totalled SEK 53,000 million (EUR 5,700 m.) and an operating income of SEK 2,467 million (EUR 265 m.). Scania products are marketed in about 100 countries worldwide and some 95 percent of Scania's vehicles are sold outside Sweden. More information about Scania can be found at www.scania.com.

N02016EN / Per-Erik Nordström

25 March 2002



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Mr Kazuhiko Chiba,
Senior Managing Director,
Hino
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Mr Leif Östling,
President and CEO
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Scania and Hino co-operation agreement

– technical and commercial aspects

Scania and Hino today entered a strategic co-operation agreement aiming at a long-term business alliance. The product ranges of Scania and Hino are largely complementary, so is the market presence of the two companies.

Hino focuses on medium-duty trucks from 6 to 16 tonnes gross weight, with extensions into light trucks below 6 tonnes and heavy trucks mainly optimised for weights up to around 30 tonnes, since gross weights in Japan rarely exceed 28 tonnes. These market segments are covered with the three Dutro, Ranger and Profia truck ranges. Hino has a strong presence in Asia and Oceania. Hino's market share in the medium/heavy truck segment in Japan is 30%.

Scania exclusively manufactures heavy trucks, i.e. gross weights above 16 tonnes. Gross weights of 40 tonnes are common in Europe. Train weights of 55-60 tonnes or more are frequently used in other markets, in particular Scandinavia and southern Africa. Scania's market presence is particularly strong in Europe, Latin America and Asia. Scania is also one of the strongest European heavy truck makes in Southeast Asia (except Japan) and the market leader in the heavy construction segment in South Korea.

Both Hino and Scania produce several types of bus chassis for coach, intercity and city applications. In both cases, due to the comparatively small volumes on the bus market, truck components must be used to achieve economy of scale.

"In several ways, Hino and Scania have similar positions on their respective markets, not least regarding quality and image," says Mr Leif Östling, Scania's President and CEO. "Our agreement aims at a business alliance, from which both companies will benefit.

"The product and market complementarity holds great potential for both companies. We are currently evaluating areas where synergies would be useful.

The first step in the co-operation involves Scania tractor units, which will be marketed by Hino in Japan. Tractor units account for around 5,000 of the 45,000 heavy trucks that will be sold in Japan this year. Sales are still dominated by rigids (40,000), but the tractor market is gaining ground, especially at the heavy end. Under evaluation is the potential use of the Hino 7-litre engine in Scania trucks up to around 20 tonnes. This would enable higher productivity for some weight-sensitive applications, such as distribution and container haulage. An engine of this size would also be suitable for certain bus applications.

"The technical areas of co-operation will take longer to materialise. Both companies have extensive R&D expertise, including emission control, and have adopted the same fundamental principle of developing and manufacturing strategic components in-house. This paves the way for a very constructive alliance," concludes Mr Östling.

More information from the press conference, see www.scania.com, Media services, Events.

For further information, please contact Magnus Hahn, Senior Vice President, Business Communications, tel. +46 8 55383510.

Hino is a leading Japanese manufacturer of diesel trucks and buses. For 29 consecutive years, Hino has held the top position in the Japanese market for medium- and heavy-duty trucks. In 2001, 53,000 trucks and buses were sold worldwide. Net sales in the fiscal year ended March 2001 amounted to JPY 704,000 m. (EUR 6,060 m.). In the same year, Hino employed 22,600 employees and an operating income of JPY 5,650 m. (EUR 49 m.). More information about Hino can be found at www.hino.co.jp.

N02017EN / Gunnar Boman

3 April 2002

Most Scania employees in Katrineholm

in favour of working in Södertälje

Seventy percent of the employees of the bus chassis production operation in Katrineholm have voted in favour of working in Södertälje. The 140 employees opposed to the move have today received notices of redundancy from Scania due to unavailability of work.

Scania has earlier decided to coordinate bus and truck chassis production in Södertälje. This measure is a matter of survival for the company's bus chassis operation and provides the conditions for achieving a level of profitability comparable to that of trucks.

As part of the decision, all personnel employed in bus chassis production in Katrineholm were offered employment in Södertälje. The offer, to which each individual has responded, includes a number of facilitating measures, such as travel allowances, removal assistance and adjustment of working hours.

Of the total of 740 employees in Katrineholm, 440 received an offer to take up employment in Södertälje. Seventy percent of these have accepted.

Due to unavailability of employment, Scania has today been obliged to serve redundancy notices on the 140 who have turned down the offer.

Several individuals have already begun to commute between Katrineholm and Södertälje. The main transfer of personnel will take place after the annual holiday, when bus chassis production has been relocated. The coordination project is scheduled for completion by year's end.

Three hundred remain in Katrineholm

Of the other 300 employees who will remain in Katrineholm, about 250 will be employed by Omni Katrineholm AB, the new bodybuilding company, which commenced operations on 1 February as a wholly-owned subsidiary of Scania. The company is headed by Hans Hansson.

Omni Katrineholm AB has got off to a good start with a satisfactory inflow of orders from the Nordic markets, Italy and Britain.

About 40 more employees have been offered employment in DynaMate, the Scania maintenance subsidiary, which is currently being established in Katrineholm. Among other functions, these will take over the maintenance of premises and machines, tool design and manufacture, packaging processing and other functions from Scania.

Scania also plans to locate certain parts packaging operations in Katrineholm, employing a further 15 or so people

For further information, please contact Gunnar Boman, Communications, Scania Buses & Coaches, tel. +46-150-58599 or +46-70-550 8606.